SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                             WPB Financiers, Ltd.
                               (Name of Issuer)


                        Common Stock, $.0001 par value
                        (Title of Class of Securities)


                                      N/A
                     (CUSIP Number of Class of Securities)


                        Christopher C. Chang, President
                         Enviromat Industries Co. Ltd.
                              8723 Cambie Street
                         Vancouver, BC Canada V6P 3J9
                                 604-868-0981
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                March 24, 2003
                         (Date of Event which Requires
                           Filing of this Schedule)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.


CUSIP No.  N/A                                                       Page 2 of 4

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
         1    NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           ENVIROMAT INDUSTRIES CO. LTD.
                           23-3078137
-------------------------------------------------------------------------------
         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                    (b) [X]
-------------------------------------------------------------------------------
         3    SEC USE ONLY

-------------------------------------------------------------------------------
         4    SOURCE OF FUNDS*
                   WC
-------------------------------------------------------------------------------
         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
-------------------------------------------------------------------------------
         6    CITIZENSHIP OR PLACE OF ORGANIZATION
                           USA (Delaware)
-------------------------------------------------------------------------------
                7    SOLE VOTING POWER
                           7,828,000
 NUMBER OF     ----------------------------------------------------------------
    SHARES      8    SHARED VOTING POWER
  OWNED BY                 0
    EACH       ----------------------------------------------------------------
 REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH                7,828,000
               ----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER
                           0
-------------------------------------------------------------------------------
         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                           7,828,000
-------------------------------------------------------------------------------
         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*   [ ]
-------------------------------------------------------------------------------
         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           95%
-------------------------------------------------------------------------------
         14   TYPE OF REPORTING PERSON*
                           CO
-------------------------------------------------------------------------------




CUSIP No.  N/A                                                       Page 3 of 4

Item 1.  Security and Issuer.

       This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $0.0001 par value (the "Common Stock"), of WPB Financiers, Ltd., a Delaware corporation (the "Company"). The Company's principal executive office is located at 8723 Cambie Street, Vancouver, BC Canada V6P 3J9.

Item 2.  Identity and Background.

       (a) The name of the entity filing this Schedule 13D is Enviromat Industries Co. Ltd., a Delaware corporation (the "Reporting Person"). Reporting Person is engaged in the business of developing an environmentally friendly packaging material and its commercialization in the food, beverage, electronics packaging and sport equipment industries.

       Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

       (b) The business address of the Reporting Person is at 8723 Cambie Street, Vancouver, BC Canada V6P 3J9.

       (c) No officer, director or shareholder of the Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) Neither the Reporting Person nor, to the best of its knowledge, any of its directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

       The purchase price for the shares was US$38,000, of which US$25,000 was payable in cash and US$10,000 was payable through execution of a cognovit promissory note. The funds used for completion of the purchase transaction were provided by Enviromat Industries Co. Ltd.

Item 4.  Purpose of Transaction.

       The Reporting Person purchased the shares of WPB Financiers, Ltd. ("WPB") in anticipation of the subsequent completion of a share exchange transaction in which a subsidiary of the Reporting Person, EFM Enterprises, Ltd. would become a wholly-owned subsidiary of WPB. Following completion of the proposed share exchange transaction, it is anticipated that the 7,828,000 shares of WPB purchased by the Reporting Person will be surrendered for cancellation and will, thereafter, no longer be part of WPB's issued and outstanding common stock.

Item 5.  Interest in Securities of the Issuer.

       (a) Enviromat Industries Co. Ltd. ("Reporting Person") beneficially owns 7,828,000 (95%) of the Issuer.

       (b) The Reporting Person has the sole power to vote and dispose of 7,828,000 shares owned directly.

       Other than the stock purchase transaction described in Item 3 above, the Reporting Person has not otherwise acquired or disposed of the common stock of the Issuer.

       No other person is known to have the right to receive, or the power to direct the receipt of, dividends or proceeds from the sale of shares owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       There are no contracts, agreements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits*

       2.1 Stock Purchase Agreement, dated as of March 24, 2003, by and among WPB Financiers, Ltd., Enviromat Industries Co. Ltd. as "Buyer," and Michael Tay as "Seller."

       2.2 Proposed Form of Agreement for Share Exchange by and among WPB Financiers, Ltd., EFM Enterprises, Ltd., and Enviromat Industries Co. Ltd.

       99.0  Cognovit Promissory Note

-----------------------
* Incorporated herein by reference to WPB Financiers, Ltd. current report on Form 8-K/A, filed on March 26, 2003.


                                  SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2003
                                          BY: /S/ ENVIROMAT INDUSTRIES CO. LTD.


                                          /s/ Christopher C. Chang
                                          -------------------------------------
                                          Christopher C. Chang, President